Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS RESPONDS TO RECENT DOWNGRADES BY MOODY’S AND STANDARD AND POOR’S

Calgary, Alberta, March 5, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today issued an update on the current business environment in response to the recent downgrades that were announced by Moody’s and Standard and Poor’s.

“While we continue to experience unusually high variability in our operating environment, we believe that these challenges are short-term in nature. Unseasonably warm weather in the oil sands region, particularly in the first half of January, resulted in a significant reduction in equipment utilization in our Heavy Construction and Mining segment. This, combined with short notice oil sands client scope changes and ongoing challenges in our Pipeline segment, has had a negative impact on our performance in the first two months of the quarter.  We are taking steps to address the major challenges faced by our Pipeline business by restricting our bidding activity and reducing our exposure to further losses in this segment.  Also concerning is the potential for an early spring break up, which could restrict our ability to execute the remaining winter work program,”  said Rod Ruston, President and CEO of NAEP.  Importantly, we have continued to experience strong performance in our Piling business, which is somewhat offsetting the weakness in these two segments.”

NEWS RELEASE

The combined impact of the issues affecting a number of operating sites in the oil sands and Pipeline businesses are anticipated to put NAEP in a position of potential covenant breach on one of its financial ratios in the Company’s credit agreement.  In anticipation of this potential covenant breach, NAEP is proactively working with its lending syndicate to secure relief in the event of a potential fourth-quarter breach of its debt covenants. These covenants are based on Consolidated EBITDA as defined in the Company’s credit agreement.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

Forward-Looking Statements

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of the Company’s debt instruments, exchange rate fluctuations, weather conditions, performance of its customers, access to equipment, changes in laws and the ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by

NEWS RELEASE

visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Investor Relations & Strategic Planning
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:  (780) 969-5599
Email: krowand@nacg.ca